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                                                               EXHIBIT (a)(5)(E)



                        SOLECTRON ANNOUNCES FINAL RESULTS
                     OF TENDER OFFER FOR 2.75 PERCENT LYONS

For Immediate Release: July 25, 2002

MILPITAS, Calif. -- Solectron Corporation (NYSE: SLR), a leading provider of electronics manufacturing and supply-chain management services, today announced final results of its previously announced Modified Dutch Auction tender offer for up to $1.5 billion principal amount at maturity of its 2.75 percent Liquid Yield Option Notes due 2020 and issued in May 2000 (2.75 percent LYONs). The offer expired at midnight EDT Friday, July 19, 2002.

Solectron has accepted for purchase, at a purchase price of $600 per $1,000 2.75 percent LYON, $1.5 billion principal amount at maturity of the tendered 2.75 percent LYONs. The purchase price applies to all 2.75 percent LYONs tendered. In response to the offer, approximately $1.94 billion principal amount at maturity of 2.75 percent LYONs were validly tendered and not withdrawn.

Because more than $1.5 billion principal amount at maturity of the 2.75 percent LYONs were tendered, Solectron will purchase, on a prorated basis, approximately
77.4 percent of the 2.75 percent LYONs tendered. Payment for the 2.75 percent LYONs accepted for purchase, and return of all other 2.75 percent LYONs tendered and not accepted, is expected to occur by Friday, July 26, 2002.

The purpose of the tender offer was to reduce and effectively extend the average maturity of Solectron's debt. Through the tender offer, the company will have reduced the debt on its balance sheet, as of May 31, 2002, by about $919 million. Solectron is funding the total cash purchase price of $900 million from its cash on hand.

For the offer, Morgan Stanley & Co. Incorporated served as the dealer manager, U.S. Bank was the depositary and Georgeson Shareholder Communications was the information agent.


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ABOUT SOLECTRON

Solectron (www.solectron.com) provides a full range of global manufacturing and supply-chain management services to the world's premier high-tech electronics companies. Solectron's offerings include new-product design and introduction services, materials management, high-tech product manufacturing, and product warranty and end-of-life support. Solectron, based in Milpitas, Calif., is the first two-time winner of the Malcolm Baldrige National Quality Award.

Liquid Yield Option is a trademark of Merrill Lynch & Co.

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Analysts Contacts:

Thomas Alsborg, Solectron Corporation, (408) 956-6614 (U.S.), thomasalsborg@ca.slr.com

Tonya Chin, Solectron Corporation, (408) 956-6537 (U.S.), tonyachin@ca.slr.com

Media Contact:

Kimi Nishita, Solectron Corporation, (408) 956-6213 (U.S.), kiminishita@ca.slr.com